[CVS Letterhead]

January 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Celeste M. Murphy, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance

Song P. Brandon, Esq.
Division of Corporation Finance

RE:	CVS Corporation

Form S-4 (No. 333-139470)

Dear Mr. Brandon and Ms. Murphy,

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CVS Corporation (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-139470) be accelerated to Friday, January 19, 2007 at 12:01 pm or as soon thereafter as practicable.

     The Company acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

CVS CORPORATION

By: /s/ David B. Rickard

Name:	David B. Rickard
Title:	Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer